Exhibit (a)(5)(iii)(b)

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Commencement of BTMU’s Cash Tender Offer to Make UNBC a Wholly Owned Subsidiary

Tokyo, August 29, 2008 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (President Katsunori Nagayasu, “BTMU”), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”), is commencing on August 29, 2008, Eastern Daylight Savings Time (U.S.) a cash tender offer in the United States (the “Tender Offer”) for all of the outstanding shares of common stock of UnionBanCal Corporation, a consolidated subsidiary of BTMU that is listed on the New York Stock Exchange (“UNBC”) (excluding approximately 64.9% of the outstanding shares owned by MUFG, including through BTMU and other affiliates) at a price of $73.50 per share in cash.

The offer and withdrawal rights are scheduled to expire at 12:00 midnight, Eastern Daylight Savings Time (U.S.), on September 26, 2008, unless the offer is extended. In addition to customary conditions, the offer is subject to there having been validly tendered and not withdrawn a majority of the outstanding UNBC shares not already owned by MUFG or BTMU or by the officers and directors of UNBC.

MUFG and UNBC announced on August 18, 2008 the signing of a definitive merger agreement which has been approved by the Boards of Directors of MUFG, BTMU and UNBC and by the Special Committee of the UNBC Board and that the UNBC Board resolved to recommend to UNBC’s public shareholders to accept the offer and tender shares of common stock pursuant to the offer.

The offer is not subject to a financing condition and does not require Japanese or U.S. bank regulatory or antitrust approval. BTMU intends to consummate a second-step merger promptly after the tender offer is completed. Following the purchase of shares in the tender offer and subsequent merger, UNBC would become an indirect, wholly owned subsidiary of MUFG.

Important Information

Shareholders of UNBC are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase, UNBC’s Solicitation/Recommendation Statement on Schedule 14D-9 and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission (the “SEC”) because they will contain important information. Anyone may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 888-750-5834.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements such as “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates”, “may”, “will”, “could”, “should”, “would” and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of MUFG and BTMU. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Neither MUFG nor BTMU undertakes any obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

(Contacts)
Mitsubishi UFJ Financial Group, Inc.:	Public Relations Division (+813-3240-7651)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.:	Public Relations Division (+813-3240-2950)